

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 2, 2024

Larry Goldman
Chief Financial Officer
Lightbridge Corporation
11710 Plaza America Drive, Suite 2000
Reston, VA 20190

   Re: Lightbridge Corporation
    Registration Statement on Form S-3
    Filed March 29, 2024
    File No. 333-278388

Dear Larry Goldman:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Rucha Pandit at 202-551-6022 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Trade & Services

cc: Brandon Kinnard